Companhia de Saneamento Básico do Estado de São Paulo

Superintendência de Captação de Recursos e Relações com Investidores

R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP

Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669

www.sabesp.com.br

São Paulo, September 06, 2012

VIA EDGAR TRANSMISSION

Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:       Companhia de Saneamento Básico do Estado de São Paulo- SABESP

             Form 20-F for the Fiscal Year Ended December 31, 2011

             Filed April 30, 2012

             File No. 1-31317

Request for Additional Period to Respond to Staff Comment Letter dated August 23, 2012

Dear Mr. Mew:

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated August 23, 2012, received by the Basic Sanitation Company of the State of São Paulo - SABESP (the “Company”) on that date, concerning the Company’s annual report on Form 20-F filed with the SEC on April 30, 2012 (the “Form 20-F”).

As discussed with the Staff’s Accountant Robert Babula on September 4, 2012, the Company will provide the requested responses in connection with the Form 20-F by September 21, 2012. We understand from our discussions that this extension has been approved by the Staff.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax +55-11-3702-2224, e-mail rellison@shearman.com).

Sincerely,

/s/Rui de Britto Alvares Affonso

Companhia de Saneamento Básico do Estado de São Paulo- SABESP
Name: Rui de Britto Alvares Affonso
Title: Chief Financial Officer

cc:       Robert Babula, Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission